UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of November 11, 2005

Commission File Number: 000-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Translation of registrant's name into English)

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements for the Years Ended July 31, 2005, 2004 and 2003

99.2	Management's Discussion and Analysis for the Years Ended July 31, 2005, 2004 and 2003

99.3	Form 52-109F1 - Certification of Annual Filings - Director

99.4	Form 52-109F1 - Certification of Annual Filings - Principal Accounting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.
(Registrant)

Date: November 11, 2005	By:	/s/ Jeffrey R. Mason
Jeffrey R. Mason

	Title:	Chief Financial Officer